Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement Filed April 24, 2007
Registration Statement No. 333-132868

Zions Bancorporation
Free Writing Prospectus Dated April 27, 2007
     The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus supplement of Zions Bancorporation (“Zions”) filed with the Securities Exchange Commission (the “SEC”) on April 24, 2007 (including the base prospectus filed with the SEC on March 31, 2006, as well as the documents incorporated by reference therein).
     On April 24, 2007, Dow Jones Newswires published an article regarding Zions, the full text of which is reproduced below. The information set forth in the article was not prepared by Zions and, with the exception of the statements and acknowledgements attributed directly to Mr. Evan Hill in the 6th, 10th and 12th paragraphs of the article, constitutes the author’s opinion, which is not necessarily endorsed or adopted by Zions.
     For purposes of clarification, the valuation of $8.57 attributed to Mr. Evan Hill in the 10th paragraph of this article was based on a hypothetical valuation, assuming that the valuation of $7.50 per ESOARS™ Unit arrived at during last year’s ESOARS™ auction reflected a 12.5% discount for pre-vesting forfeitures. The auction may have assigned a value other than $7.50 had Zions’ 2006 Series of ESOARS™ included a payment mechanism designed to compensate investors for pre-vesting forfeitures, but such value cannot be known.

Options experiment watched closely by Valley companies

By Mark Schwanhausser
Mercury News
San Jose Mercury News
Article Launched: 05/03/2007 05:59:45 PM PDT

An innovative auction by a Utah-based bank could spark a revolution in the way tech companies handle the accounting hit from stock options, the subject of perhaps the most bitter and passionately fought political debate in Silicon Valley's history.

Starting today through Monday, Zions Bancorp will let investors bid on an investment that will give them a chance to profit when workers cash in their stock options.

Silicon Valley companies are watching the auction closely because it could help them whittle down the accounting charge for their own options, and thus increase their profits.

If the controversial experiment works - and regulators support it - it could also encourage companies to loosen the spigot on options for rank-and-file workers.

All this hinges on the expectation that bidders will pay significantly less for this novel investment than the theoretical price tag for options derived from the Nobel Prize-winning Black-Scholes formula, the most widely used measure now. Critics say Black-Scholes significantly inflates the cost of options.

If the auction trims the accounting charge, Zions Bank Vice President Evan Hill hopes others will sign up for its program. About 50 large companies from the valley and across the country have requested access so they can monitor the auction.

"We have a lot of interest that is contingent on our successfully being the guinea pig," Hill said. The companies are saying, "Show us the number" that can be used for accounting purposes "and we will follow your approach."

The auction also will be studied by investors who lobbied for more than a decade to force companies to expense stock options.

"The open question is whether this auction process results in a real fair value," said Jeff Mahoney, general counsel for the Council of Institutional Investors, which represents 140 public, private and corporate pension funds that invest more than $3 trillion. Mahoney is scheduled to meet with Securities and Exchange Commission officials to discuss whether Zions' auction was constructed and marketed adequately to produce a reliable number for accounting purposes.

To appreciate why so many eyes in Silicon Valley are on Zions' experiment, it helps to recall the decade-long war that tech companies fought over the accounting rules for stock options.

One symbolic highlight was the 1994 "Rally in the Valley," when about 3,000 workers and a 55-piece marching band crammed into the San Jose Convention Center. One of the lustiest cheers came when Cypress Semiconductor boss T.J. Rodgers roared that the rule-making "commissars" were "suffering from rectal-cranial insertion."

Silicon Valley ultimately lost the war. Starting in their 2006 fiscal year, companies were required to subtract the cost of stock options from profits - erasing billions from their bottom lines.

Companies have tried a number of controversial tactics to trim that cost. Most have slowed the flow of options to workers. And many companies raised eyebrows by tinkering with the numbers they plug into the Black-Scholes formula so that a lower total will spit out.

"If someone were to ask me what the next big scandal for stock options after we get past backdating, I would say the subjective valuing of options is ripe," said Barbara Baksa, executive director of the National Association of Stock Plan Professionals. "There's a lot of subjectivity, a lot of manipulation and a lot of motivation for companies to manipulate these numbers."

Regulators, accounting rule-makers and institutional investors generally support the idea of letting actual investors put a price on stock options. The daunting task is how to do that in a way that results in a reliable number for accounting purposes.

That's not stopping people from trying, though.

In 2005, the Securities and Exchange Commission deflected Cisco Systems' idea to create a "derivative" investment designed to mimic its employee stock options. Bear Stearns and Citigroup developed blueprints for other methods.

"I'll wager we'll see a lot more things of this level of creativity over the next year or so," said Ted Buyniski, a compensation consultant with Radford Surveys \+ Consulting.

Zions' proposal is the first to get this far. Last year, Zions tested its idea with a similar auction of "Employee Stock Option Appreciation Rights Securities," or ESOARS, but the SEC wouldn't allow the bids to be used for accounting purposes because of technical problems. The agency also warned that Zions could run into resistance if its accounting number substantially undercut the Black-Scholes valuation.

Hill is confident that Zions has worked out the technical bugs. If Zions' is right, it hopes to conduct similar auctions through its brokerage arm for other companies and become the "EBay of ESOARS," as Hill puts it.

Experts predict Zions' experiment could open the door for others to roll out competing methods.

"Ultimately, this could change how we value employee stock options," said Baksa of the NASPP. "We're clearly a long way from that, but it could be a landmark development."

Forward-Looking Statements
     In addition to historical information, this free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the timing and benefits of the proposed auction. Such statements encompass Zions’ beliefs, expectations, hopes or intentions regarding future events. Words such as “expects,” “intends,” “believes,” “anticipates,” “should,” “likely” and similar expressions identify forward-looking statements. All forward-looking statements included in this communication are made as of the date hereof and are based on information available to Zions as of such date. Zions assumes no obligation to update any forward-looking statement. Risk factors, cautionary statements and other conditions which could cause actual results to differ from management’s current expectations are contained in Zions’ filings with the SEC, including the section of Zions’ preliminary prospectus supplement dated April 24, 2007, entitled “Risk Factors.”
     The issuer has filed a registration statement (including a prospectus) with the SEC (File no. 333-132868) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (800) 524-8875.